Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
March 31, 2020 and 2019

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	Notes	March 31, 2020 $	December 31, 2019 $
Assets
Current assets
Cash and cash equivalents	3	30,567,480	14,148,021
Other receivables	9	127,495	2,068,772
Prepaid expenses		3,210,313	2,713,591
Total current assets		33,905,288	18,930,384
Non-current assets
Property and equipment		290,194	296,768
Right-of-use assets		357,290	430,713
Total non-current assets		647,484	727,481

Total assets		34,552,772	19,657,865
Liabilities And Shareholders’ Equity (Deficit)
Current Liabilities
Accounts payable and accrued liabilities		2,778,237	3,173,218
Other liabilities	9	712,982	847,215
Lease liabilities		343,859	339,846
Warrant derivative	4	462,039	8,508,764
Total current liabilities		4,297,117	12,869,043
Non-current liabilities
Contract liability	8	6,730,287	6,730,287
Lease liabilities		93,355	166,429
Total non-current liabilities		6,823,642	6,896,716

Total liabilities		11,120,759	19,765,759
Commitments and contingencies	9
Shareholders’ equity (deficit)
Share capital Authorized: unlimited Issued: March 31, 2020 – 37,817,113 December 31, 2019 – 32,198,453	5	333,789,397	311,077,859
Warrants		3,617,570	3,617,570
Contributed surplus	6	29,472,344	29,338,849
Accumulated other comprehensive income		759,313	464,101
Accumulated deficit		(344,206,611)	(344,606,273)
Total shareholders’ equity (deficit)		23,432,013	(107,894)
Total liabilities and equity (deficit)		34,552,772	19,657,865
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(unaudited)

For the three month period ending March 31,	Notes	2020 $	2019 $

Expenses
Research and development	6, 13, 14, 16	2,529,646	3,051,902
Operating	6, 13, 14	2,993,388	1,791,812
Loss before the following		(5,523,034)	(4,843,714)
Change in fair value of warrant derivative	4	4,151,982	—
Foreign exchange gain (loss)	13, 16	1,704,805	(145,018)
Interest income, net		65,909	49,981
Net income (loss)		399,662	(4,938,751)
Other comprehensive income (loss) items that may be reclassified to net income (loss)
Translation adjustment		295,212	(59,433)
Net comprehensive income (loss)		694,874	(4,998,184)

Earnings (loss) per common share
Basic	7	0.01	(0.27)
Diluted	7	(0.04)	(0.27)
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
Net loss and other comprehensive loss		—	—	—	(59,433)	(4,938,751)	(4,998,184)
Issued pursuant to incentive share award plan	5	36,845	—	(36,845)	—	—	—
Issued pursuant to Common Stock Purchase Agreement	5	3,562,608	—	—	—	—	3,562,608
Issued pursuant to "At the Market" Agreement	5	710,293	—	—	—	—	710,293
Share based compensation	6	—	—	300,923	—	—	300,923
Share issue costs	5	(70,970)	—	—	—	—	(70,970)
As at March 31, 2019		289,431,837	3,617,570	28,524,691	548,071	(316,422,136)	5,700,033

As at December 31, 2019		311,077,859	3,617,570	29,338,849	464,101	(344,606,273)	(107,894)
Net income and other comprehensive income		—	—	—	295,212	399,662	694,874
Issued pursuant to stock option plan	5	134,985	—	(49,835)	—	—	85,150
Issued pursuant to incentive share award plan	5	209,475	—	(209,475)	—	—	—
Issued pursuant to "At the Market" Agreement	5	17,529,109	—	—	—	—	17,529,109
Issued pursuant to warrant derivative exercised	4, 5	5,529,266	—	—	—	—	5,529,266
Share based compensation	6	—	—	392,805	—	—	392,805
Share issue costs	5	(691,297)	—	—	—	—	(691,297)
As at March 31, 2020		333,789,397	3,617,570	29,472,344	759,313	(344,206,611)	23,432,013
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March 31,	Notes	2020 $	2019 $

Operating Activities
Net income (loss) for the period		399,662	(4,938,751)
Depreciation - property and equipment	13	23,045	48,338
Depreciation - right-of-use-assets	13	91,023	90,773
Share based compensation	6, 13, 14	392,805	300,923
Interest expense on lease liabilities		18,209	20,414
Unrealized foreign exchange (gain) loss		(1,427,756)	84,028
Change in fair value of warrant derivative	4	(4,151,982)	—
Net change in non-cash working capital	12	699,737	1,008,584
Cash used in operating activities		(3,955,257)	(3,385,691)
Investing Activities
Acquisition of property and equipment		(10,715)	(2,766)
Cash used in investing activities		(10,715)	(2,766)
Financing Activities
Proceeds from exercise of stock options	6	85,150	—
Proceeds from exercise of warrant derivative	5	1,433,142	—
Proceeds from Common Stock Purchase Agreement	5	—	3,529,672
Proceeds from "At the Market" equity distribution agreement	5	16,837,813	672,259
Payment of lease liabilities		(113,474)	(123,905)
Cash provided by financing activities		18,242,631	4,078,026
Increase in cash		14,276,659	689,569
Cash and cash equivalents, beginning of period		14,148,021	13,699,881
Impact of foreign exchange on cash and cash equivalents		2,142,800	(175,639)
Cash and cash equivalents, end of period		30,567,480	14,213,811
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended March 31, 2020, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on May 7, 2020. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to or used in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep emphasizes three programs: chemotherapy combinations to assist the escape of the virus from the vasculature and enhance its distribution in the tumor; immuno-therapy combinations to create an inflamed phenotype promoting synergies with immune checkpoint inhibitors; and immune modulator/targeted combinations to upregulate natural killer cells promoting synergies with targeted therapies.

During the first quarter of 2020, significant declines in stock markets have occurred as a result of COVID-19. The scale and duration of these developments remain uncertain, and the resulting economic downturn could further affect our operations and ability to finance our operations.

Note 2: Basis of Financial Statement Presentation

Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at March 31, 2020 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2019. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2019.

Note 3: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $28,189,168 (December 31, 2019 – $13,058,092).  The current annual interest rate earned on these deposits is 1.71% (December 31, 2019 – 1.17%).

Note 4: Warrant Derivative

On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share and one common share purchase warrant (see Note 5). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price of US$0.90 meet this requirement and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative $
As at December 31, 2019	1,684,126	8,508,764
Exercised	(1,205,188)	(4,096,123)
Change in fair value	—	(4,151,981)
Foreign exchange impact	—	201,379
As at March 31, 2020	478,938	462,039
During the three month period ending March 31, 2020, we received cash proceeds of US$1,084,669 with respect to warrants exercised.

We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The estimated fair value of the warrant derivative was determined using the following assumptions:

	March 31, 2020	December 31, 2019
Fair value per warrant	US$0.68	US$3.89
Underlying share price	US$1.38	US$4.76
Risk-free interest rate	0.17%	1.59%
Expected hold period to exercise	1.0 year	1.0 year
Expected share price volatility	90.00%	90.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares
	Number	Amount $
Balance, December 31, 2018	17,399,749	285,193,061
Issued pursuant to incentive share award plan	323,301	391,917
Issued pursuant to Common Stock Purchase Agreement(a)	2,494,943	5,403,385
Issued pursuant to "At the Market" equity distribution agreement(b)	4,425,040	8,476,454
Issued pursuant to public offering(c)	4,619,773	3,314,429
Issued pursuant to warrant derivative exercised(c)	2,935,647	9,152,869
Share issue costs	—	(854,256)
Balance, December 31, 2019	32,198,453	311,077,859
Issued pursuant to stock option plan	37,796	134,985
Issued pursuant to incentive share award plan	83,816	209,475
Issued pursuant to "At the Market" equity distribution agreement(b)	4,291,860	17,529,109
Issued pursuant to warrant derivative exercised(c)	1,205,188	5,529,266
Share issue costs	—	(691,297)
Balance, March 31, 2020	37,817,113	333,789,397

(a)
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. However, in no event will shares be sold to LPC on a day the closing sale price for the common shares is less than the floor price of US$1.00 per common share; or at a price per share that is less than the volume weighted average trading pricing of the common shares on the TSX for the five immediately preceding trading days, less the maximum applicable discount allowed by the TSX. The Agreement limits our sale of common shares to 19.99% of our total outstanding common shares as at the date that the Common Stock Purchase Agreement was entered into, unless and until we have obtained shareholder approval under applicable Nasdaq rules. As at March 31, 2020, we have reached that limit. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

During the period ending March 31, 2020, we sold nil (March 31, 2019 - 1,379,024) common shares for gross proceeds of nil (March 31, 2019 - US$2,663,768) and issued nil commitment shares (March 31, 2019 - 11,348). The commitment shares have been valued at fair value of nil (March 31, 2019 - US$21,998) and have been recorded as share issue costs in addition to cash share issue costs of nil (March 31, 2019 - $3,757).

(b)
On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. During the period ending March 31, 2020, we sold 4,291,860 common shares (March 31, 2019 - 243,584) for gross proceeds of US$13,296,331 (March 31, 2019 - US$535,661). We incurred share issue costs of $691,297 (March 31, 2019 - $38,034).

(c)
On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability. Each

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values. In the first quarter of 2020, our share capital included fair value of $4,096,123 in addition to gross proceeds of US$1,084,669 for the 1,205,188 warrants that were exercised (see Note 4).

Equity Warrants

On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Following the 2018 share consolidation, 9.5 common share purchase warrants entitled the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. These warrants were classified as equity.

The following table summarizes our outstanding equity warrants:

	Number of Warrants Outstanding(1)	Warrant $
As at December 31, 2019	16,443,500	3,617,570
As at March 31, 2020	16,443,500	3,617,570
(1) Exercisable into 1,730,894 common shares.

Note 6: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at March 31:

	2020		2019
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	2,246,947	5.31	1,249,361	8.73
Granted during the period	60,000	5.23	—	—
Forfeited during the period	—	—	(1,841)	6.56
Exercised during the period	(37,796)	2.25	—	—
Outstanding, end of the period	2,269,151	5.36	1,247,520	8.73
Options exercisable, end of the period	1,370,822	7.34	841,439	10.74

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2020:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.42	100,000	4.56	0.96	66,667	0.75
$1.43 - $1.79	883,333	3.70	1.45	283,342	1.45
$1.80 - $3.39	358,544	4.86	2.73	266,545	2.72
$3.40 - $7.13	451,849	4.51	4.06	339,618	4.02
$7.14 - $63.84	475,425	2.28	16.74	414,650	18.11
	2,269,151	3.79	5.36	1,370,822	7.34
Non-exercisable options vest annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
The estimated fair value of stock options granted during the period was determined using the Black-Scholes valuation model using the following weighted average assumptions:

	2020	2019
Risk-free interest rate	1.63%	N/A
Expected hold period to exercise	3.0 years	N/A
Expected share price volatility	110.84%	N/A
Expected forfeiture rate	3.67%	N/A
Expected dividend yield	Nil	N/A
Weighted average fair value of options	$3.51	N/A
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at March 31:

	2020	2019
Outstanding, beginning of the period	209,657	260,755
Granted during the period	20,660	9,113
Vested and released during the period	(79,606)	(10,929)
Outstanding, end of the period	150,711	258,939
(1)The weighted average fair value of the RSUs granted was $3.08 in 2020 (2019 - $2.48).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Performance Share Units
We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at March 31:

	2020	2019
Outstanding, beginning of the period	61,051	63,156
Vested and released during the period	(4,210)	(2,105)
Outstanding, end of the period	56,841	61,051

We have reserved 3,781,711 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs was $392,805 for the period ending March 31, 2020 (March 31, 2019 - $300,923).

Note 7: Earnings (Loss) Per Common Share

The basic and diluted earnings (loss) per share have been calculated based on the following net income (loss) and weighted average shares outstanding:

	2020	2019
Net income (loss) available for common shareholders - basic	$399,662	$(4,938,751)
Effect of warrant derivative	(1,957,715)	—
Net loss available for common shareholders - diluted	$(1,558,053)	$(4,938,751)

Weighted average number of shares - basic	35,865,707	18,425,919
Effect of stock options and share awards	706,186	—
Effect of warrant derivative	661,178	—
Weighted average number of shares - diluted	37,233,071	18,425,919

Earnings (loss) per common share - basic	$0.01	$(0.27)
Loss per common share - diluted	$(0.04)	$(0.27)

The effect of any potential exercises of warrants, stock options, RSUs and PSUs outstanding is excluded from the calculation of diluted loss per share in periods where the effect would be anti-dilutive.

Note 8: Contract Liability

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. As at March 31, 2020, we were entitled to the following:

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

This common share purchase warrant expires on November 14, 2020.

Contract liability
Our contract liability balance, which we expect to record in revenue over the next five years, is as follows:

	March 31, 2020 $	December 31, 2019 $
Balance, beginning of the period	6,730,287	6,730,287
Regional licensing agreement	—	—
Revenue recognized in the period	—	—
Balance, end of the period	6,730,287	6,730,287

Contract liability - non-current	6,730,287	6,730,287
	6,730,287	6,730,287

Note 9: Commitments

We are committed to payments totaling $5,667,553 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

Our commitments include one-half of the committed payments related to our collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as the cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. As at March 31, 2020, we recorded nil (December 31, 2019 - US$1,500,000) in other receivables related to an upfront payment of BRACELET-1 cost from Pfizer per the terms of the collaboration agreement with US$502,560 (December 31, 2019 - US$652,306) in other liabilities representing future trial costs to be incurred.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments, residual value guarantees, extension or termination options, or leases not yet commenced to which we are committed.

Our total undiscounted lease liability as at March 31, 2020 is as follows:

Maturity analysis - contractual undiscounted cash flows
March 31, 2020
Less than one year	384,788
One to five years	96,010
More than five years	—
Total undiscounted lease liability as at March 31, 2020	480,798

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Note 10: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity (deficit) and cash and cash equivalents in the definition of capital.

	March 31, 2020 $	December 31, 2019 $
Cash and cash equivalents	30,567,480	14,148,021
Shareholders’ equity (deficit)	23,432,013	(107,894)

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018, our ATM equity offering sales agreement in October 2018, and our public offering in August 2019 (see Note 5). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2020.

Note 11: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at March 31, 2020, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

warrants have not been listed on an exchange and therefore do not trade on an active market. As at March 31, 2020, the fair value of our warrant derivative was $462,039 (December 31, 2019 - $8,508,764).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net comprehensive income in 2020 by approximately $170,000. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive income in 2020 by approximately $1,300. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net comprehensive income in 2020 by approximately $28,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2020 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	16,140,020	27,520	23,706
Accounts payable and other liabilities	(779,086)	(280)	(286,338)
Warrant derivative	(325,678)	—	—
	15,035,256	27,240	(262,632)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Note 12: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2020 $	2019 $
Change in:
Other receivables	1,941,277	(46)
Prepaid expenses	(496,722)	(419,933)
Accounts payable and accrued liabilities	(394,981)	1,406,436
Other liabilities	(134,233)	(19,693)
Non-cash impact of foreign exchange	(215,604)	41,820
Change in non-cash working capital related to operating activities	699,737	1,008,584

Other Cash Flow Disclosures

	2020 $	2019 $
Cash interest received	84,118	70,395
Cash taxes paid	—	—

Note 13: Other Expenses and Adjustments

The following details highlight certain components of the research and development and operating expenses classified by nature. The foreign exchange gain (loss) as presented separately on the face of the consolidated statement of income (loss) and comprehensive income (loss) is also classified as a research and development expense. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties.

	2020 $	2019 $
Research and development expenses
Non-cash share based compensation	105,447	124,491

Operating expenses
Depreciation - property and equipment	23,045	48,338
Depreciation - right-of-use-assets	91,023	90,773
Non-cash share based compensation	287,358	176,432

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2020

Note 14: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2020 $	2019 $
Short-term employee compensation and benefits	793,632	703,789
Share-based payments	253,187	269,099
	1,046,819	972,888

Note 15: Subsequent Events

Between April 1, 2020 and May 7, 2020, we issued 1,467,361 common shares for gross proceeds of US$2,183,115 through our October 2018 ATM equity offering sales agreement.

Note 16: Comparative Figures

Reclassification was made to prior period's figure to conform to the current period's presentation.